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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-29752

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:   March 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant
                            SOLA International Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
                     10590 West Ocean Air Drive, Suite 300
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City, State and Zip Code
                           San Diego, California 92130
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PART II -- RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                         (ATTACH EXTRA SHEETS IF NEEDED)

     During the year ended March 31, 2004, it came to management's attention that an inadvertent error was recorded that overstated the consolidated provision for income taxes by approximately $2.4 million for the year ended March 31, 2003. The Company has determined that this tax-related error requires the restatement of the Company's previously filed results for the year ended March 31, 2003. The Company requires additional time to prepare the restated financial statements and to finalize its fiscal 2004 fourth quarter and full year results.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Ronald F. Dutt                      (858) 314-1105
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                   (Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SOLA INTERNATIONAL INC.
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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2004                     By: /s/ RONALD F. DUTT
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                                           Ronald F. Dutt
                                           Executive Vice President and
                                           Chief Financial Officer